UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 3)

Rule 13e-3 Transaction Statement

under Section 13(e) of the Securities Exchange Act of 1934

Fantex, Inc.

Name of Subject Company (issuer)

Fantex, Inc.

Fantex Holdings, Inc.

Cornell “Buck” French

David Beirne

(Names of Filing Persons)

Common Stock, consisting of:

Fantex Series Vernon Davis Convertible Tracking Stock, Par Value $0.0001 Per Share,

Fantex Series EJ Manuel Convertible Tracking Stock, Par Value $0.0001 Per Share,

Fantex Series Mohamed Sanu Convertible Tracking Stock, Par Value $0.0001 Per Share,

Fantex Series Alshon Jeffery Convertible Tracking Stock, Par Value $0.0001 Per Share,

Fantex Series Michael Brockers Convertible Tracking Stock, Par Value $0.0001 Per Share,

Fantex Series Jack Mewhort Convertible Tracking Stock, Par Value $0.0001 Per Share, and

Platform Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

30729Q 109 (Fantex Series Vernon Davis Convertible Tracking Stock)

30729Q 307 (Fantex Series EJ Manuel Convertible Tracking Stock)

30729Q 406 (Fantex Series Mohamed Sanu Convertible Tracking Stock)

30729Q 505 (Fantex Series Alshon Jeffery Convertible Tracking Stock)

30729Q 604 (Fantex Series Michael Brockers Convertible Tracking Stock)

30729Q 703 (Fantex Series Jack Mewhort Convertible Tracking Stock)

30729Q 869 (Platform Common Stock)

(CUSIP Number of Class of Securities)

Cornell “Buck” French

Chief Executive Officer

Fantex, Inc.

330 Townsend Street, Suite 234

San Francisco, CA 94107

Phone: (415) 592-5950

With a copy to:

Patrick A. Pohlen, Esq.

Jim Morrone, Esq.

Latham & Watkins LLP

140 Scott Drive

Menlo Park, California 94025

(650) 328-4600

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

This statement is filed in connection with (check the appropriate box):

a.           ☒       The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.          ☐         The filing of a registration statement under the Securities Act of 1933.

c.           ☐         A tender offer.

d.          ☐         None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

Calculation of Filing Fee

TRANSACTION VALUATION*	AMOUNT OF FILING FEE**
$130,592.22	$15.14

*                  Estimated for purposes of calculating the filing fee only. This amount assumes the aggregate cash payment by the Company of $2.73 per pre-reverse split share of Fantex Series Vernon Davis Convertible Tracking Stock, $1.91 per pre-reverse split share of Fantex Series EJ Manuel Convertible Tracking Stock, $12.41 per pre-reverse split share of Fantex Series Mohamed Sanu Convertible Tracking Stock, $11.08 per pre-reverse split share of Fantex Series Alshon Jeffery Convertible Tracking Stock, $10.59 per pre-reverse split share of Fantex Series Michael Brockers Convertible Tracking Stock and $12.29 per pre-reverse split share of Fantex Series Jack Mewhort Convertible Tracking Stock in lieu of fractional shares immediately following a 1-for-200 reverse stock split to holders of fewer than 200 shares of each of the Company’s Tracking Stocks prior to the reverse stock split. The aggregate cash payment is equal to the product of the price per pre-reverse stock split share of the respective Tracking Stock and 9,096 pre-reverse stock split shares of Fantex Series Vernon Davis Convertible Tracking Stock, 6,694 pre-reverse stock split shares of Fantex Series EJ Manuel Convertible Tracking Stock, 2,927 pre-reverse stock split shares of Fantex Series Mohamed Sanu Convertible Tracking Stock, 3,648 pre-reverse stock split shares of Fantex Series Alshon Jeffery Convertible Tracking Stock, 1,087 pre-reverse stock split shares of Fantex Series Michael Brockers Convertible Tracking Stock and 384 pre-reverse stock split shares of Fantex Series Jack Mewhort Convertible Tracking Stock, the estimated aggregate number of shares held by such holders of each such Tracking Stock.

**            Determined in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, at a rate equal to $115.90 per $1 million of the Transaction Value, calculated as described above.

☒            Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $15.14

Filing Party: Fantex, Inc.

Form or Registration No.: Schedule 13E-3 (File NO. 005-89635)

Date Filed: November 18, 2016

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION, PASSED UPON THE MERITS OR FAIRNESS OF THIS TRANSACTION, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS TRANSACION STATEMENT ON SCHEDULE 13E-3. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

INTRODUCTION

This Transaction Statement on Schedule 13E-3 (this “Transaction Statement”) is being filed by Fantex, Inc., a Delaware corporation (“Fantex” or the “Company”), Fantex Holdings, Inc., a Delaware corporation, Cornell “Buck” French and David Beirne (collectively, the “Filing Persons”) with the Securities and Exchange Commission in connection with a proposed going private transaction.

On September 19, 2016, the Company filed a preliminary information statement on Schedule 14C (the “Original Information Statement”) pursuant to Regulation 14C under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) describing amendments to the Company’s Amended and Restated Certificate of Incorporation to effect a reverse stock split of the Company’s Common Stock par value $0.0001 per share (“Common Stock”), at an exchange ratio of 1-for-200 shares of outstanding Common Stock (the “Reverse Split”), promptly followed by a forward stock split of the Company’s outstanding Common Stock, at an exchange ratio of 200-for-1 shares of outstanding Common Stock (the “Forward Split” and together with the Reverse Split, the “Reverse/Forward Split”).

On November 18, 2016, the Company filed an Amendment No. 1 to the Original Information Statement (as amended, the “Amended Information Statement”) pursuant to Regulation 14C under the Exchange Act with respect to the Reverse/Forward Split. On December 7, 2016, the Company filed an Amendment No. 2 to the Amended Information Statement (as amended by the Amended Information Statement, the “Second Amended Information Statement”) pursuant to Regulation 14C under the Exchange Act with respect to the Reverse/Forward Split. On December 22, 2016, the Company filed a definitive information statement on Schedule 14C (the “Information Statement”) pursuant to Regulation 14C under the Exchange Act with respect to the Reverse/Forward Split. The information in the Information Statement, including all annexes thereto, is expressly incorporated by reference herein in its entirety and responses to each item herein are qualified in their entirety by the information contained in the Information Statement and the annexes thereto. Capitalized terms used but not defined herein have the meanings given to them in the Information Statement.

All references to subsections in the Items below are to the subsection of the applicable Item in Regulation M-A.

ITEM 1.                        SUMMARY TERM SHEET.

The information set forth in the Information Statement under the caption “Summary of Term Sheet” on pages 1-7 of the Information Statement is incorporated herein by reference.

ITEM 2.                        SUBJECT COMPANY INFORMATION.

(a) Name and Address.

The full name of the subject company, its address and telephone number for its principal executive offices are:

Fantex, Inc.

330 Townsend Street, Suite 234

San Francisco, CA 94107

Phone: (415) 592-5950

(b) Securities.

As of December 7, 2016, the Company had a total of 100,000,000 shares of Platform Common Stock, par value $0.0001 (“Platform Common”), 421,100 shares of Fantex Series Vernon Davis Convertible Tracking Stock, par value $0.0001 (“Fantex Series Vernon Davis”), 523,700 shares of Fantex Series EJ Manuel Convertible Tracking Stock, par value $0.0001 (“Fantex Series EJ Manuel”), 164,300 shares of Fantex Series Mohamed Sanu Convertible Tracking Stock, par value $0.0001 (“Fantex Series Mohamed Sanu”), 835,800 shares of Fantex Series Alshon Jeffery Convertible Tracking Stock, par value $0.0001 (“Fantex Series Alshon Jeffery”), 362,200 shares of Fantex Series Michael Brockers Convertible Tracking Stock, par value $0.0001 (“Fantex Series Michael Brockers”), 268,100 shares of Fantex Series Jack Mewhort Convertible Tracking Stock, par value $0.0001 (“Fantex Series Jack Mewhort”), and 4,540,433 shares of Fantex Series Professional Sports Convertible Tracking Stock, par value $0.0001 (“Fantex Series Professional Sports,” and together with Fantex Series Vernon Davis, Fantex Series EJ Manuel, Fantex Series Mohamed Sanu, Fantex Series Alshon Jeffery, Fantex Series Michael Brockers and Fantex Series Jack Mewhort, each a “Tracking Stock” and together the “Tracking Stocks”), issued and outstanding.

(c) Trading Market and Price.

The information set forth in the Information Statement under the caption “Trading Market and Price” on pages 23-24 of the Information Statement is incorporated herein by reference.

(d) Dividends.

The information set forth in the Information Statement under the caption “Dividends Paid by the Company” on page 25 of the Information Statement is incorporated herein by reference.

(e) Prior Offerings.

The information set forth in the Information Statement under the caption “Prior Offerings” on page 26 of the Information Statement is incorporated herein by reference.

(f) Prior Stock Purchases.

The information set forth in the Information Statement under the caption “Stock Purchases by the Company and Certain Affiliates of the Company” on page 26 of the Information Statement is incorporated herein by reference.

ITEM 3.                        IDENTITY AND BACKGROUND OF FILING PERSON.

(a) Name and Address.

The Filing Persons are each of (i) Fantex, Inc., the subject company, (ii) Fantex Holdings, Inc., the parent company of Fantex, Inc., (iii) Cornell “Buck” French, a director and executive officer of Fantex, Inc. and Fantex Holdings, Inc., and (iv) David Beirne, a director of Fantex, Inc. and Fantex Holdings, Inc. The names of the persons specified in Instruction C to Schedule 13E-3, each of whom is a director and/or executive officer of Fantex, Inc. and/or Fantex Holdings, Inc., are set forth under the caption “Identity and Background of the Directors and Officers of the Company and Fantex Holdings, Inc.” on pages 27-30 of the Information Statement. The business address and telephone number of each Filing Person and each director and executive officer of Fantex, Inc. and Fantex Holdings, Inc. is 330 Townsend Street, Suite 234, San Francisco, CA 94107 and (415) 592-5950.

(b) Business and Background of Entities

As of December 7, 2016, Fantex Holdings, Inc., one of the Filing Persons and the parent company of Fantex, Inc., owns an aggregate of 100,939,556.474 shares of Fantex, Inc.’s common stock, representing approximately 94.2% of Fantex, Inc.’s outstanding shares of common stock. Fantex Holdings, Inc. was incorporated in Delaware in 2012, and its principal business is brand development and the provision of financial services.

Fantex Holdings, Inc. has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and they have not been parties to a judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining them from future violations of, or prohibiting activities subject to, federal or state securities laws, or finding a violation of any federal or state securities law.

(c) Business and Background of Natural Persons.

The information set forth in the Information Statement under the caption “Identity and Background of the Directors and Officers of the Company and Fantex Holdings, Inc.” on pages 27-30 of the Information Statement is incorporated herein by reference.

ITEM 4.                        TERMS OF THE TRANSACTION.

(a) (1) Material Terms. Tender Offers.

Not applicable.

(a) (2) Material Terms. Mergers or Similar Transactions.

The information set forth in the Information Statement under the captions “Summary of Term Sheet” on pages 1-7 of the Information Statement, “Special Factors—Structure of the Reverse/Forward Stock Split” on page 8 of the Information Statement, “Special Factors—Reasons for the Reverse/Forward Split” on page 10 of the Information Statement, “Special Factors—U.S. Federal Income Tax Consequences of the Reverse/Forward Split” on page 18 of the Information Statement, is incorporated herein by reference.

(b) Purchases.

Not applicable.

(c) Different Terms.

The information set forth in the Information Statement under the captions “Summary of Term Sheet—Q: What is the Reverse/Forward Split?” on page 1 of the Information Statement and “Special Factors—Structure of the Reverse/Forward Split” on page 8 of the Information Statement is incorporated herein by reference.

(d) Appraisal Rights.

The information set forth in the Information Statement under the caption “Special Factors — Dissenter’s and Appraisal Rights” on page 9 of the Information Statement is incorporated herein by reference.

(e) Provisions for Unaffiliated Stockholders

The information set forth in the Information Statement under the caption “Special Factors—Procedural Fairness of the Reverse Forward Split” on page 17 of the Information Statement is incorporated herein by reference.

(f) Eligibility for Listing or Trading.

Not applicable.

ITEM 5.                        PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND ARRANGEMENTS.

(a) Transactions.

The information set forth in the Information Statement under the captions “Stock Purchases by the Company and Certain Affiliates of the Company,” on page 26 of the Information Statement, “Past Contacts, Transactions, Negotiations and Agreements” on pages 33-34 of the Information Statement, “Security Ownership of Certain Beneficial Owners and Management” on pages 31-32 of the Information Statement and “Special Factors—Background and Cost” on page 9 of the Information Statement is incorporated herein by reference.

(b) Significant Corporate Events.

The information set forth in the Information Statement under the captions “Stock Purchases by the Company and Certain Affiliates of the Company,” on page 26 of the Information Statement, “Past Contacts, Transactions, Negotiations and Agreements” on pages 33-34 of the Information Statement and “Security Ownership of Certain Beneficial Owners and Management” on pages 31-32 of the Information Statement is incorporated herein by reference.

(c) Negotiations or Contacts.

The information set forth in the Information Statement under the captions “Stock Purchases by the Company and Certain Affiliates of the Company,” on page 26 of the Information Statement, “Past Contacts, Transactions, Negotiations and Agreements” on

pages 33-34 of the Information Statement and “Security Ownership of Certain Beneficial Owners and Management” on pages 31-32 of the Information Statement is incorporated herein by reference.

(e) Agreements Involving the Company’s Securities.

The information set forth in the Information Statement under the captions “Stock Purchases by the Company and Certain Affiliates of the Company,” on page 26 of the Information Statement, “Past Contacts, Transactions, Negotiations and Agreements” on pages 33-34 of the Information Statement and “Security Ownership of Certain Beneficial Owners and Management” on pages 31-32 of the Information Statement is incorporated herein by reference.

ITEM 6.                        PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(b) Use of Securities Acquired.

Any registered stockholder who holds fewer than 200 shares of a specific series of Tracking Stock in his, her or its account immediately prior to the effective time of the Reverse Split will receive a cash payment of $2.73 per pre-Reverse Split share of Fantex Series Vernon Davis, $1.91 per pre-Reverse Split share of Fantex Series EJ Manuel, $12.41 per pre-Reverse Split share of Fantex Series Mohamed Sanu, $11.08 per pre-Reverse Split share of Fantex Series Alshon Jeffery, $10.59 per pre-Reverse Split share of Fantex Series Michael Brockers and $12.29 per pre-Reverse Split share of Fantex Series Jack Mewhort in lieu of issuing fractional shares that would otherwise result from the Reverse/Forward Split. The fractional shares of each such series of Tracking Stock acquired will be held as treasury stock and will be available to be reissued at a future date. If a registered stockholder holds more than 200 shares of a particular series of Tracking Stock in his, her or its account, any fractional share in such account immediately prior to the effective time of the Reverse Split will not be cashed out after the Reverse Split but will be subject to the Forward Split effected immediately thereafter such that the total number of shares held by such holder will not change as a result of the Reverse/Forward Split. In addition, registered holders of the Company’s Fantex Sports Portfolio 1 Units (the “Units”) will not be entitled to receive any cash payment, and the total number of Units and the total number of shares of Common Stock included in each such Unit will not change as a result of the Reverse/Forward Split.

(c)(1)-(8) Plans.

The information set forth in the Information Statement under the captions “Summary of Term Sheet” on pages 1-7 of the Information Statement, “Special Factors—Structure of the Reverse/Forward Split” on page 8 of the Information Statement, “Special Factors—Reasons for the Reverse/Forward Split” on page 10 of the Information Statement, “Special Factors—Strategic Alternatives Considered” on page 11 of the Information Statement, “Special Factors—Fairness of the Reverse/Forward Split to Stockholders” on pages 11-16 of the Information Statement, “Special Factors—Procedural Fairness of the Reverse/Forward Split” on page 17 of the Information Statement, “Special Factors—Termination of Exchange Act Registration” on page 21 of the Information Statement and “Effect of the Reverse/Forward Split on the Number of Authorized and Issued Shares” on page 22 of the Information Statement is incorporated herein by reference.

(d) Subject company negotiations.

Not applicable.

ITEM 7.                        PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

(a) Purposes.

The information set forth in the Information Statement under the captions “Summary of Term Sheet” on pages 1-7 of the Information Statement, “Special Factors—Reasons for the Reverse/Forward Split” on page 10 of the Information Statement and “Special Factors—Termination of Exchange Act Registration” on page 21 of the Information Statement is incorporated herein by reference.

(b) Alternatives.

The information set forth in the Information Statement under the caption “Special Factors — Strategic Alternatives Considered” on page 11 of the Information Statement is incorporated herein by reference.

(c) Reasons.

The information set forth in the Information Statement under the captions “Special Factors—Strategic Alternatives Considered” on page 11 of the Information Statement and “Special Factors—Reasons for the Reverse/Forward Split” on page 10 of the Information Statement is incorporated herein by reference.

(d) Effects.

The information set forth in the Information Statement under the captions “Summary of Term Sheet—Q: What is the Reverse/Forward Split?” on page 1 of the Information Statement, “Summary of Term Sheet—Q: What is the purpose of the Reverse/Forward Split?” on page 2 of the Information Statement, “Summary of Term Sheet—Q: What are some of the advantages of the Reverse/Forward Split?” on page 3 of the Information Statement, “Summary of Term Sheet—Q: What are some of the disadvantages of the Reverse/Forward Split?” on page 4 of the Information Statement, “Special Factors” on pages 8-21 of the Information Statement and “Effect of the Reverse/Forward Split on the Number of Authorized and Issued Shares” on page 22 of the Information Statement is incorporated herein by reference.

ITEM 8.                        FAIRNESS OF THE TRANSACTION.

(a) Fairness.

The information set forth in the Information Statement under the captions “Special Factors—Fairness of the Reverse/Forward Split to Stockholders” on pages 11-16 of the Information Statement and “Special Factors—Procedural Fairness of the Reverse/Forward Split” on page 17 of the Information Statement is incorporated herein by reference.

(b) Factors Considered in Determining Fairness.

The information set forth in the Information Statement under the captions “Summary of Term Sheet” on pages 1-7 of the Information Statement, “Special Factors—Structure of the Reverse/Forward Split” on page 8 of the Information Statement, “Special Factors—Background and Cost” on page 9 of the Information Statement, “Special Factors—Reasons for the Reverse/Forward Split” on page 10 of the Information Statement, “Special Factors—Strategic Alternatives Considered” on page 11 of the Information Statement, “Special Factors—Fairness of the Reverse/Forward Split to Stockholders” on pages 11-16 of the Information Statement, “Special Factors—Procedural Fairness of the Reverse/Forward Split” on page 17 of the Information Statement is incorporated herein by reference.

(c) Approval of Security Holders.

The transaction is not structured to require approval of at least a majority of stockholders being cashed out. The information set forth in the Information Statement under the caption “Special Factors—Procedural Fairness of the Reverse/Forward Split” on page 16 of the Information Statement is incorporated herein by reference.

(d) Unaffiliated Representative.

The information set forth in the Information Statement under the caption “Special Factors—Procedural Fairness of the Reverse/Forward Split” on page 17 of the Information Statement is incorporated herein by reference.

(e) Approval of Directors.

The information set forth in the Information Statement under the caption “Special Factors—Procedural Fairness of the Reverse/Forward Split” on page 17 of the Information Statement is incorporated herein by reference.

(f) Other Offers.

The information set forth in the Information Statement under the caption “Special Factors — Procedural Fairness of the Reverse/Forward Split” on page 17 of the Information Statement is incorporated herein by reference.

ITEM 9.                        REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

(a) Report, Opinion or Appraisal.

The information set forth in the Information Statement under the caption “Special Factors—Fairness of the Reverse/Forward Split to Stockholders—Third Party Valuation Reports” on pages 11-16 of the Information Statement is incorporated herein by reference.

(b) Preparer and Summary of the Report, Opinion or Appraisal.

The information set forth in the Information Statement under the caption “Special Factors—Fairness of the Reverse/Forward Split to Stockholders—Third Party Valuation Reports” on pages 11-16 of the Information Statement is incorporated herein by reference.

(c) Availability of Documents.

The reports of Timan LLC with respect to the value of the Tracking Stocks will be made available for inspection and copying at the Company’s principal executive offices during its regular business hours by any interested equity security holder of the Company or a representative of such holder who has been designated in writing. The information set forth in the Information Statement under the captions “Special Factors—Fairness of the Reverse/Forward Split to Stockholders—Third Party Valuation Reports” on pages 11-16 of the Information Statement and “Where You Can Find More Information” on page 39 of the Information is incorporated herein by reference.

ITEM 10.                 SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

The information set forth in the Information Statement under the caption “Special Factors—Background and Cost” on page 9 of the Information Statement is incorporated herein by reference.

ITEM 11.                 INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a) Securities Ownership.

The information set forth in the Information Statement under the captions “Security Ownership of Certain Beneficial Owners and Management” on pages 31-32 of the Information Statement and “Interest in Securities of the Company” on page 33 is incorporated herein by reference.

(b) Securities Transactions.

Not applicable.

ITEM 12.                 THE SOLICITATION OR RECOMMENDATION.

(d) Intent to Tender or Vote in Going-Private Transaction.

To the knowledge of each Filing Person, no executive officer, director or affiliate of the Company or any person specified in Instruction C to Schedule 13E-3 currently intends to tender or sell securities of the Company owned or held by such person in connection with the Reverse/Forward Split. The information set forth in the Information Statement under the caption “Special Factors—Structure of the Reverse/Forward Split” on page 8 of the Information Statement is incorporated herein by reference.

(e) Recommendations of Others.

Except in connection with the unanimous approvals of the Reverse/Forward Split by the boards of directors of the Company and Fantex Holdings, Inc., to the knowledge of each Filing Person, no executive officer, director or affiliate of the Company or any person specified in Instruction C to Schedule 13E-3 has made a recommendation either in support of or opposed to the Reverse/Forward Split.

ITEM 13.                 FINANCIAL STATEMENTS.

The information set forth in the Information Statement under the captions “Financial Information” and “Summary Financial Information” on pages 36-38 of the Information Statement and “Where You Can Find More Information” on page 39 of the Information Statement is incorporated herein by reference.

ITEM 14.                 PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) Solicitations or Recommendations.

Not applicable.

(b) Employees and Corporate Assets.

The information set forth in the Information Statement under the caption “Special Factors—Background and Cost” on page 9 of the Information Statement is incorporated herein by reference.

ITEM 15.                 ADDITIONAL INFORMATION.

(b) Information Required by Item 402 of Regulation S-K.

Not applicable.

(c) Other Material Information.

The information set forth in the Information Statement, including all annexes thereto, and each exhibit hereto, is incorporated herein by reference.

ITEM 16.                 EXHIBITS.

(a)

The Information Statement, which was filed electronically with the Securities and Exchange Commission via EDGAR on December 22, 2016 immediately prior to the filing of this Transaction Statement, is incorporated herein by reference. In reliance on Instruction F to Schedule 13E-3, a copy of the Information Statement is omitted as an exhibit to this Transaction Statement.

(b)

Not applicable.

(c)

The following reports prepared by Timan LLC are filed as exhibits to this Transaction Statement.

Exhibit No.	Description
99.1	Valuation report of Fantex Series Vernon Davis Convertible Tracking Stock, dated November 14, 2016
99.2	Valuation report of Fantex Series EJ Manuel Convertible Tracking Stock, dated November 14, 2016
99.3	Valuation report of Fantex Series Mohamed Sanu Convertible Tracking Stock, dated November 14, 2016
99.4	Valuation report of Fantex Series Alshon Jeffery Convertible Tracking Stock, dated November 14, 2016
99.5	Valuation report of Fantex Series Michael Brockers Convertible Tracking Stock, dated November 14, 2016
99.6	Valuation report of Fantex Series Jack Mewhort Convertible Tracking Stock, dated November 14, 2016
99.7	Valuation report of Fantex Series Vernon Davis Convertible Tracking Stock, dated September 5, 2016
99.8	Valuation report of Fantex Series EJ Manuel Convertible Tracking Stock, dated September 5, 2016
99.9	Valuation report of Fantex Series Mohamed Sanu Convertible Tracking Stock, dated September 5, 2016
99.10	Valuation report of Fantex Series Alshon Jeffery Convertible Tracking Stock, dated September 5, 2016
99.11	Valuation report of Fantex Series Michael Brockers Convertible Tracking Stock, dated September 5, 2016
99.12	Valuation report of Fantex Series Jack Mewhort Convertible Tracking Stock, dated September 5, 2016

(d)

Not applicable.

(f)

Not applicable.

(g)

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 22, 2016

FANTEX, INC.

By:	/s/ Cornell “Buck” French
Name: Cornell “Buck” French
Title: President and Chief Executive Officer

FANTEX HOLDINGS, INC.

By:	/s/ Cornell “Buck” French
Name: Cornell “Buck” French
Title: President and Chief Executive Officer

CORNELL “BUCK” FRENCH

/s/ Cornell “Buck” French

DAVID BEIRNE

/s/ David Beirne